UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                         NOTIFICATION OF LATE FILING


                                 (CHECK ONE)
        [ ] FORM 10-K   [ ] FORM 20-F   [ ] FORM 11-K   [X] FORM 10-Q
                       [ ] FORM N-SAR   [ ] FORM N-CSR


                     FOR THIS PERIOD ENDED: March 31, 2005


                                     OR

                                     [ ] TRANSITION REPORT ON FORM 10-K
                                     [ ] TRANSITION REPORT ON FORM 20-F
                                     [ ] TRANSITION REPORT ON FORM 11-K
                                     [ ] TRANSITION REPORT ON FORM 10-Q
                                     [ ] TRANSITION REPORT ON FORM N-SAR

                    FOR THE TRANSITION PERIOD ENDED: _________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I. REGISTRANT INFORMATION


Full Name of Registrant:  Iroquois Gas Transmission System, L.P.

Address of Principal Executive Offices:

  One Corporate Drive, Suite 600, Shelton, CT 06484


                       PART II. RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (A) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (B) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (C) The accountant's statement or other exhibit required by Rule 12b-(25) has been attached if applicable.


                             PART III. NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

    Iroquois Gas Transmission System, L.P. (the 'Company') is unable to file its Form 10-Q by May 16, 2005 because the Company has identified a matter in its Consolidated Statements of Cash Flows with respect to accounts payable and the capital expenditure categories relating to accruals made at the end of the quarter. Accruals for capital expenditures were treated as a cash inflow from operations with a corresponding cash use from investing activities instead of being treated as a non cash activity as required by GAAP. The effect was to understate both cash flows from operations and cash used in investing activities for the current reporting period. The Company is quantifying the effect of this matter with respect to similar accruals made in 2004. The Form 10-Qs and Form 10-K for 2004 is expected to be restated by early June 2005. This adjustment is isolated to the presentation of the Cash Flow Statement and has no impact on reported income, or balance sheet information. The Company requires additional time to review proposed reclassifications to the Consolidated Statements of Cash Flows and is reviewing its internal control structure as relating to this matter.


    The Company anticipates that it will be able to file its complete Quarterly Report on Form 10-Q by May 20, 2005.


                          PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Paul Bailey              (203) 925-7279


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]  Yes          [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes          [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.







                   Iroquois Gas Transmission System, L.P.

               (Name of Registrant as Specified in Its Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date:  May 17, 2005               /s/ Paul Bailey
                                   _____________________
                                   Paul Bailey
                                   Vice President & Chief Financial Officer